Cheetah Net Supply Chain Service Inc.

February 2, 2023

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Abe Friedman
Theresa Brilliant
Kate Beukenkamp
Donald Field

Re:	Cheetah Net Supply Chain Service Inc.
Draft Registration Statement on Form S-1
Submitted December 16, 2022
CIK No. 0001951667

Ladies and Gentlemen:

This letter is in response to the letter dated January 19, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Cheetah Net Supply Chain Service Inc. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Draft Registration Statement on Form S-1 (the “Amended Draft Registration Statement”) is being submitted confidentially to accompany this letter.

Cover page

1. We note your disclosure on the prospectus cover page that, following the completion of the offering, you will be a controlled company because Mr. Liu will control a significant percentage of your voting power. If true, please also disclose that Mr. Liu will also have the ability to determine all matters requiring approval by stockholders.

In response to the Staff’s comments, we revised our disclosure on the cover page and pages 26 and 67 of the Amended Draft Registration Statement to disclose that Mr. Liu will have the ability to determine all matters requiring approval by stockholders.

Prospectus Summary

Business Overview

Our Company, page 2

2. We note your statement here and throughout your prospectus as to being a "sizable" supplier of parallel-import vehicles. Please revise your disclosure here and throughout your prospectus to provide context for this statement in relation to the size of your business and operations within the vehicle parallel-import industry.

In response to the Staff’s comments, we revised our disclosure on pages 2, 34, and 50 of Amended Draft Registration Statement to remove the statement that we are a sizable supplier of parallel-import vehicles, and revise other related statements accordingly.

3. We note your disclosure here that "[i]n China, sales of parallel-import vehicles have been boosted by the recent import program supported by the PRC government." Please revise your disclosure here and throughout your prospectus to expand your discussion of the applicable import program you are referring, including the specific name or related regulation or policy related to this program. Additionally, please discuss whether this policy complies with any U.S. laws or regulations regarding trade and export/import activities or otherwise. We note that you include a risk factor that addresses how you are subject to a number of U.S. federal and state laws and regulations applicable to automotive companies that affect your business and conduct.

In response to the Staff’s comments, we revised our disclosure on pages 2, 50, and 55 of the Amended Draft Registration Statement to (i) discuss the specific names and provisions of the PRC regulations or policies related to parallel import of vehicles, and (ii) confirm that such policies and regulations comply with U.S. laws or regulations regarding trade and export/import activities or otherwise.

4. In this section, you state that parallel-import vehicles refer to those purchased by dealers directly from overseas markets and imported for sale through "channels other than brand manufacturers' official distribution systems." Please revise your disclosure here and in your Business sections as appropriate to discuss whether parallel-import of vehicles is limited or otherwise challenged by car manufacturers or their official distribution system, including manufacturers' dealers. We note your risk factor titled "Each of our purchasing agents can perform only a limited number of purchases before being recorded in the dealers' suspect database..."

In response to the Staff’s comments, we revised our disclosure on pages 2, 50, and 55 of the Amended Draft Registration Statement to discuss whether parallel-import of vehicles is limited or otherwise challenged by car manufacturers or their official distribution system, including manufacturers’ dealers.

5. We note your disclosure here that you have "a standardized system of recruiting, training, and managing professional purchasing agents," who operate as independent contractors. Additionally, we note your risk factor disclosure under the title beginning "Each of our purchasing agents can perform only a limited number of purchases before being recorded in the U.S. dealers' suspect database..." on page 13. Please expand your disclosure here and in your Business section, as appropriate, to discuss in greater detail your standardized system as well as any challenges maintaining sufficient numbers of professional purchasing agents due to the limitation on the number of purchases that can be made by a purchasing agent before the agent may be restricted or prohibited from purchasing vehicles from a dealer.

In response to the Staff’s comments, we revised our disclosure on pages 2, 34, 50, and 56 of the Amended Draft Registration Statement to discuss in greater detail our standardized system as well the challenges maintaining sufficient numbers of professional purchasing agents due to the limitation on the number of purchases that can be made by a purchasing agent before the agent may be restricted or prohibited from purchasing vehicles from a dealer.

Our Corporate Structure, page 3

6. Please revise the chart to more clearly detail the (i) ownership and (ii) voting power of your Class A and Class B shares upon completion of the offering. In this regard, we note the current presentation aggregates both classes. Please revise the chart to more clearly detail the ownership and voting power of the various contingency groups.

In response to the Staff’s comments, we revised our disclosure on pages 3 and 54 of the Amended Draft Registration Statement to more clearly detail the (i) ownership and (ii) voting power of our Class A and Class B shares upon completion of the offering.

Risk Factors

Operational Risks

Our Engagement of independent contractors, who serve as purchasing agents to acquire..., page 13

7. We note that in your risk factor here you state that "[i]f such third-party purchasing agents fail to function properly, or breach or terminate their cooperation with us,..." Please revise your disclosure to expand your discussion of your relationship with your purchasing agents, including whether you enter into contracts or agreements with these independent contractors and key terms of these agreements. We note your reference to "independent contractor agreement" in your risk factor beginning "We may be subject to losses, penalties, expenses, and damages for indemnifying purchasing agents..." on page 14.

In response to the Staff’s comments, we revised our disclosure on page 13 of the Amended Draft Registration Statement to discuss our relationship with our purchasing agents, including that we enter into agreements with those purchasing agents and the key terms of such agreements.

Our business may rely on a few customers that account for more than 10% of our total purchase, and interruption…, page 14

8. Your risk factor here describes your high customer concentration and that you derive most of your revenue from a few customers. Additionally, you discuss generally entering into an annual framework agreement with your major customers in the PRC and provide an outline of the key terms and obligations you must perform as a party to these agreements. Given your reliance on a few clients, please revise your risk factor and elsewhere in your prospectus to provide a brief description of the terms of the annual framework agreements addressing your clients' obligations to accept orders and provide payment to you. Further, please expand your disclosure to address what recourse you may have to enforce these annual framework agreements, especially in light of these parties being in the PRC.

In response to the Staff’s comments, we revised our disclosure on pages 14 and 56 of the Amended Draft Registration Statement to (i) provide a brief description of the terms of the sales contracts with our PRC customers regarding their obligations in the contracts; and (ii) disclose the recourses we have to enforce such contracts.

We recently launched our financial services in October 2022 and plan to provide our warehousing and logistics services..., page 15

9. Please expand the disclosure regarding your prospective warehousing and logistics services here and throughout your prospectus to brief discuss if and how these planned services would be tied to your existing parallel-import vehicle business or if you intend to offer these services to outside parties in your industry or other industries. We note your disclosure in your Business section on page 52 regarding offering services to other small- and medium-sized suppliers of parallel-import vehicles and Chinese imported car dealers without such a system.

In response to the Staff’s comments, we revised our disclosure on pages 15, 19, and 52 of the Amended Draft Registration Statement to disclose that we plan to develop these services initially to support our core business of supplying luxury vehicles to be exported into the PRC, and thereafter to build economies of scale by providing the services to small- and medium-sized companies exporting vehicles from the U.S. or those engaged in the import or export of other products between the U.S. and the PRC or other destinations around the world.

Legal, Regulatory, and Compliance Risks

We are subject to automotive, commercial lending, and other laws and regulations in the U.S...., page 20

10. Please revise your risk factor to expand your discussion of the "number of U.S. federal and state laws and regulations applicable to automotive companies..." that may affect your business and conduct, including, but not limited to, your sales, operations, financing, insurance, and employment practices. Additionally, please provide cross-references to other risk factors discussing aspects of these limitations, as appropriate. For example, we note your risk factor titled "Our ongoing operations and growth may be affected by the high percentage of foreign employees who do not have permanent work permits in the U.S., which may increase our turnover ratio" on page 20 that discusses your employment of several foreign employees who currently do not have permanent work permits in the U.S.

In response to the Staff’s comments, we revised our disclosure on page 20 of the Amended Draft Registration Statement to (i) expand our discussion of the applicable U.S. federal and state laws and regulations that may affect our business and conduct, and (ii) provide cross-reference to other risk factors discussing aspects of these limitations as needed.

Use of Proceeds, page 29

11. Please refer to the second paragraph. We note that the use of proceeds allocation only allocates 55% of the proceeds from this offering. Please revise the second paragraph and the principal purposes for which the net proceeds will be used to account for the majority of the proceeds from this offering. Alternatively, if you do not have a current specific plan for the allocation of a significant portion of the proceeds, please so state and discuss the principal reasons for the offering.

In response to the Staff’s comments, we revised our disclosure on pages 8 and 29 of the Amended Draft Registration Statement to disclose the use of the majority of the proceeds from the expected offering.

Capitalization, page 31

12. We note your Capitalization table does not total correctly. Please note that capitalization typically also includes the total amount of an entity's cash and indebtedness.

In response to the Staff’s comments, we revised our disclosure on page 31 of the Amended Draft Registration Statement to include the total amount of cash and indebtedness of the Company.

Business

Corporate History and Structure, page 54

13. Please revise the two bullet points below the diagram of your corporate structure to accurately reflect the footnotes indicated in the diagram. For example, it appears that the footnote (1) found after the Fairview Eastern International Holdings Limited entity within the diagram appears to align with the disclosure found in the first bullet point.

In response to the Staff’s comments, we revised our disclosure on page 54 of the Amended Draft Registration Statement to accurately reflect the footnotes indicated in the corporate structure diagram.

Executive and Director Compensation

Summary Compensation Table, page 70

14. Please revise your summary compensation table to make clear the dollar amounts received by each individual for each component of compensation. For example, please clarify if the salary received by your CEO and Chairman of the Board of Directors, Huan Liu, in 2021 which is currently reflected as "71.999.76" should be reflected as "71,999.76." On this point, please revise the bonus amounts for consistency and conformity as well. Additionally, please revise for the most recently completed fiscal year.

In response to the Staff’s comments, we revised our disclosure on page 70 of the Amended Draft Registration Statement to (i) make clear the dollar amounts received by each individual for each component of compensation, including bonuses, and (ii) update our summary compensation table for the most recently completed fiscal year.

Related Party Transactions, page 73

15. Please revise to provide the required information for the most recently completed fiscal year. Refer to Item 404 of Regulation S-K.

In response to the Staff’s comments, we revised our disclosure on page 73 of the Amended Draft Registration Statement to provide the required information for the most recently completed fiscal year.

General

16. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

We respectfully advise the Staff that neither we nor anyone authorized to do so on our behalf has presented any written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), to potential investors in reliance on Section 5(d) of the Securities Act in connection with the proposed offering of our securities. We undertake to provide to the Staff copies of any such written communications that we, or anyone authorized to do so on our behalf, present to potential investors in reliance on Section 5(d) of the Securities Act.

17. Please revise the cover page of your Resale Prospectus to confirm that the selling stockholders will not make any sales until your Class A common stock is listed on a national securities exchange. Further, please revise this cover page as well as the disclosure under Selling Stockholder Plan of Distribution in the Resale Prospectus to state that the offering is contingent on approval of the Nasdaq listing, to the extent accurate. Additionally, please revise the Resale Prospectus cover page to disclose your duel-class structure and the different voting rights and that the company will be a controlled company following the offering.

In response to the Staff’s comments, we revised our disclosure on the cover page of our Resale Prospectus to (i) confirm that the selling stockholders will not make any sales until our Class A common stock is listed on a national securities exchange and (ii) disclose the duel-class structure of our common stock and their different voting rights and that we will be a controlled company following the offering. Further, we also revised the disclosure under the Selling Stockholder Plan of Distribution in the Resale Prospectus to state that the offering is contingent on approval of the Nasdaq listing, which statement has already been included in the cover page of the Resale Prospectus.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Huan Liu
Name: Huan Liu
Title: Chief Executive Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC